UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on March 9, 2017, reporting the results for the three months and the year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: March 9, 2017
	By:	/s/ Don Dixon
Don Dixon
Executive Chairman

Top Image Systems Reports Fourth Quarter and Full Year 2016 Results

TEL AVIV, Israel and PLANO, Texas – March 9, 2017 – Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the fourth quarter and year ended December 31, 2016.

Fiscal 2016 represented an important inflection point for the company vis-a-vis a number of key transformational initiatives.   The Company has appointed Mr. Brendan Reidy, a U.S enterprise software industry veteran with a proven track record of generating customer and shareholder value, as its Chief Executive Officer.  Appointing as Chairman of the Board Mr. Don Dixon, Managing Director of Trident Capital who has helped his broad portfolio of companies to become industry leaders, is strengthening the Company’s leadership. We are steadily making efficiency improvements in operations to take costs out of the business, empowering the company to accelerate investments in the high velocity cloud applications software segment. The Company’s capital structure is improved by two top tier private equity firms known for their astute investing, Hale Capital Partners and Trident Capital.  The Company has put in place a senior management team experienced in the technology arena to drive the company’s growth strategy.

Brendan Reidy, CEO of Top Image Systems, commented, “I joined Top Image Systems with a conviction that our blue-chip customer base, the Company’s solid technology, knowhow and talented, experienced professionals will bring to market additional innovative process automation solutions.  I am committed to delivering value to our customers and shareholders by focusing on three key priorities to transform our business.  By introducing continuous efficiency improvements into our operations, protecting our core remittance and forms processing business and making prudent investments in high velocity cloud applications that target the underserved mid-market for accounts payable automation, we aim to transform our company into a high growth cloud applications and services business.”

Fourth Quarter Highlights

•	Quarterly revenues were $7.0 million, up 6% compared to $6.6 million in the fourth quarter of 2015;

•	Quarterly net loss was ($3.8) million, compared to a loss of ($6.1) million in the fourth quarter of 2015;

•	Adjusted EBITDA* was a loss of ($1.1) million, compared to a loss of ($2.5) million in the fourth quarter of 2015;

•	Quarterly recurring revenues were $4.6 million, representing 65% of total revenues in the current quarter, compared to 71% of revenues in the fourth quarter of 2015;

•	Quarterly GAAP expenses were $10.2 million compared to $11.6 million in the fourth quarter of 2015;

•	Closed $1.4 million in new contracts that will be recognized in future periods;

•
Closed the sale of convertible notes valued at $5 million to Hale Capital Partners LP that, following shareholder approval which is expected during the second quarter of 2017, will be converted to preferred shares; both notes and preferred shares are convertible into ordinary shares;

•	Martin Hale, CEO of Hale Capital Partners, has joined the Top Image Systems’ Board of Directors and is serving on its Compensation and Audit committees;

•
Don Dixon, Co-founder and Managing Director of Trident Capital, was named Chairman of the Board of Directors effective January 1, 2017; founder and former Active Chairman Izhak Nakar remains on the Board of Directors.

Full Year Highlights

•	Annual revenues were $31.6 million, compared to $33.8 million last year;

•	Net loss was ($6.4) million, compared to ($8.3) million for 2015;

•	Adjusted EBITDA* was a loss of ($0.6) million, compared to a loss of ($1.5) million for 2015;

•	Recurring revenues were $19.4 million in both 2016 and 2015, representing 61% of total revenues in 2016 compared to 58% of total revenues in 2015;

•	GAAP total expenses for 2016 were $37.4 million compared to total expenses of $ 39.7 million for 2015;

•
Launched our next generation end-to-end Accounts Payable Automation for SAP solution certified for S4 Hana; during 2016 the solution was deployed by several early adopters and upsold to several existing TIS invoice capture customers;

•	Signed partnership agreement with Xerox Global Workflow Automation Group; delivered extensive training to Xerox sales and pre-sales teams and achieved initial sales;

•	Signed substantive contracts for large-scale government forms processing projects in the U.S., Latin America and in Asia-Pacific;

•	Executed a corporate restructuring program and put in place strict expense controls, reducing non-GAAP costs by $4.2 million;

•	Initiated major revisions to Global Support and Services programs to improve quality and increase profitability of services operations;

•
In August 2016, Brendan Reidy joined the Company as CEO; the Company is putting in place rigorous standards and best practices to improve performance in all areas, from improved software quality assurance and release procedures to project management reporting.  These initiatives are designed to gradually improve our products and increase customer satisfaction.

Fourth Quarter Financial Results

Total revenues for the fourth quarter of 2016 were $7.0 million, compared to $6.6 million in the fourth quarter of 2015. Recurring (SaaS and maintenance) revenues for the fourth quarter of 2016 were $4.6 million, compared to $4.7 million in the same period of last year.

Gross profit for the fourth quarter of 2016 was $2.7 million compared to $2.4 million in the fourth quarter of last year. Gross margin for the fourth quarter of 2016 was 39%, compared to 36% in the fourth quarter of last year.

GAAP net loss for the fourth quarter of 2016 was ($3.8) million compared to ($6.1) million in the fourth quarter of last year.  Fourth quarter 2016 GAAP loss per share was ($0.21), compared to ($0.34) in the fourth quarter of 2015.

Fourth quarter 2016 Non-GAAP* loss per share was ($0.10), compared to non-GAAP loss per share of ($0.13) for the fourth quarter of 2015.

Adjusted EBITDA* loss was ($1.1) million, compared to a loss of ($2.5) million in the fourth quarter of 2015.

Full Year Financial Results

 Total revenues for 2016 were $31.6 million compared to $33.8 million in 2015. Recurring (SaaS and maintenance) revenues for 2016 were $19.4 million, the same figure as for 2015.

Gross profit for 2016 was $14.8 million compared to $17.6 million last year. Gross margin for 2016 was 47%, compared to 52% last year.

GAAP net loss for 2016 was ($6.4) million, compared to ($8.3) million last year. 2016 GAAP loss per share was ($0.36), compared to ($0.46) in 2015.

2016 Non-GAAP* loss per share was ($0.11), compared to non-GAAP loss per share of ($0.18) for 2015.

Adjusted EBITDA* was a loss of ($0.6) million, compared to loss of ($1.5) million in 2015.

“To realize ongoing efficiency improvements, we continued the restructuring launched earlier in the year and initiated a consolidation of our European operations into a single, streamlined region under a single layer of management.  Additionally, we are consolidating our U.S. operations into our Plano, Texas location which will save about $1.0 million in annual expenses.  We are now focusing on making additional investments to protect our core eFLOW® document capture business as well as on better leveraging our existing remittance business with leading financial providers and banks in the U.S.,” commented Mr. Reidy.

Mr. Reidy concluded, “With these improvements to our operations in progress, we can better focus on our investments in the cloud-based accounts payable applications software segment, aimed to compress sales cycles and generate more predictable recurring revenues, with an ambition to generate sustainable top-line revenue growth.  I am unwavering in my belief that it is of vital importance to deliver high quality products that ensure high levels of customer loyalty and drive repeat business, all of which, will over time deliver augmented value to our shareholders.”

Conference Call

The Company will host a conference call and webcast today, March 9, 2017, at 10 a.m. ET, during which the Company’s management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your call at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-877-407-0784
Israel Toll-Free Dial-in Number:	1-201-689-8560

The conference call is scheduled to begin at:
  10 a.m. Eastern Time
    7 a.m. Pacific Time
     5 p.m. Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=123232. For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=123232

* GAAP and Non-GAAP Financial Measures

This release includes GAAP and non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of TIS’ ongoing business operations) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the fourth quarter ended September 30, 2016 and the other periods presented, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The tables below reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain items that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance in addition to the GAAP results. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more.  Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible.  TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward-looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2016	2015
	In thousands
Assets

Current Assets:
Cash and Cash Equivalents	$7,636	$2,404
Restricted Cash	119	262
Trade Receivables, net	6,717	9,348
Other Accounts Receivable and Prepaid Expenses	829	932

Total Current Assets	15,301	12,946

Long-Term Assets:
Severance Pay Funds	1,029	1,327
Restricted Cash	145	147
Long-term Deposits and Long-term Assets	136	204
Property and Equipment, net	1,000	1,444
Intangible Assets, net	3,623	5,058
Goodwill	18,405	19,091

Total Long-term Assets	24,338	27,271

Total Assets	$39,639	$40,217

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$3,017	$77
Trade Payables	1,237	1,541
Deferred Revenues	3,594	2,966
Accrued Expenses and Other Accounts Payable	3,195	4,421

Total Current Liabilities	11,043	9,005

Long-Term Liabilities:

Accrued Severance Pay	$1,214	$1,533
Non-current Deferred Revenues	2,626	3,280
Other Long-term Liabilities	4,528	407

Total Long-term Liabilities	8,368	5,220

Total Liabilities	$19,411	$14,225

Total Parent Shareholders' Equity	$20,190	$25,967
Non-controlling Interest	38	25
Shareholders' Equity	20,228	25,992

Total Liabilities and Shareholders' Equity	$39,639	$40,217

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	In thousands, except per share data
License Revenues	1,232	353	5,973	10,823
Services Revenues	5,779	6,279	25,662	22,968
Revenues	$7,011	$6,632	$31,635	$33,791

Cost of License Revenues	365	457	1,641	1,484
Cost of Services Revenues	3,917	3,800	15,179	14,654
Cost of Revenues	4,282	4,257	16,820	16,138

Gross Profit	2,729	2,375	14,815	17,653
Expenses
Research & Development	1,012	1,370	4,581	4,797
Sales & Marketing	1,658	2,550	7,448	10,894
General & Administrative	3,061	3,283	6,910	7,492
Amortization Costs	124	168	502	390
Restructuring Charges	73	-	1,142	-

	5,928	7,371	20,583	23,573

Operating (Loss) Profit	(3,199)	(4,996)	(5,768)	(5,920)

Financial Expenses, net	(510)	(115)	(953)	(1,145)

Other Income (loss), net	6	-	12	4

(Loss) profit Before Taxes on Income	(3,703)	(5,111)	(6,709)	(7,061)

Tax Expenses (income)	72	984	(349)	1,215
Net (Loss) Profit	(3,775)	(6,095)	(6,360)	(8,276)
Net Income Attributable to Noncontrolling Interest	(2)	(5)	(13)	(19)

Net (Loss) Profit	$(3,777)	$(6,100)	$(6,373)	$(8,295)
Earnings per Share
Basic (Loss) Earnings per Share	$(0.21)	$(0.34)	$(0.36)	$(0.46)
Weighted Average Number of Shares Used in Computation of Basic Net (Loss) Income per Share	17,932	17,915	17,926	17,871
Diluted (Loss) Earnings per Share	$(0.21)	$(0.34)	$(0.36)	$(0.46)
Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	17,932	17,915	17,926	17,871

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	In thousands, except per share data
Adjusted EBITDA:
Net (Loss) Profit	$(3,777)	$(6,100)	$(6,373)	$(8,295)
Interest	69	37	143	107
Other Financial Expenses	441	78	810	1,038
Taxes	72	984	(349)	1,215
Depreciation	158	176	668	661
Amortization	359	336	1,441	1,344
Stock-based Compensation Expenses	402	410	1,121	808
Acquisition Related Costs	-	-	-	(178)
Restructuring Charge	73	-	1,142	-
One time termination expenses	-	-	117	-
Debt Reserve Adjustment	1,129	1,492	719	1,566
Other	-	95	-	260
Total Adjusted EBITDA	$(1,074)	$(2,492)	$(561)	$(1,474)

Reconciliation of GAAP to Non-GAAP Results:

Net (Loss) Profit	$(3,777)	$(6,100)	$(6,373)	$(8,295)
Amortization	359	336	1,441	1,344
Stock-based Compensation Expenses	402	410	1,121	808
Acquisition Related Costs	-	-	-	(178)
Deferred Tax Assets Amortization	-	1,472	-	1,472
Debt Reserve Adjustment	1,129	1,492	719	1,566
Restructuring Charge	73	-	1,142	-

Non-GAAP Net Profit	$(1,814)	$(2,390)	$(1,950)	$(3,283)

Non-GAAP Net income used for basic earnings per share	$(1,814)	$(2,390)	$(1,950)	$(3,283)
Shares Used in Basic Earnings per Share Calculation	17,932	17,915	17,926	17,871

Non-GAAP Basic Earnings per Share	$(0.10)	$(0.13)	$(0.11)	$(0.18)

Non-GAAP Net Income Used for Diluted Earnings per Share	$(1,814)	$(2,390)	$(1,950)	$(3,283)
Shares Used in Diluted Earnings per Share Calculation	17,932	17,915	17,926	17,871

Non-GAAP Diluted Earnings per Share	$(0.10)	$(0.13)	$(0.11)	$(0.18)